Michael J. Frank

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mentors/investors across the globe.

We think you'd be a great fit and welcome you to take the next step by applying: https://form.typeform.com/to/nVN7gV6S

Gildre Member Application
form.typeform.com

Swarna Shiv (She/Her) • 1:07 PM

Hi Michael, sure. We're raising capital right now on https://wefunder.com/unsmudgeable/ and are looking for investor introductions.

Invest in Unsmudgeable: Never Wipe Your Glasses Again™
wefunder.com